UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          STANDARD MOTOR PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                          STANDARD MOTOR PRODUCTS, INC.
                            (Filing Person (Offeror))

               6 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2009
                         (Title of Class of Securities)

                                   853666 AB 1
                      (CUSIP Number of Class of Securities)

                            CARMINE J. BROCCOLE, ESQ.
                  VICE PRESIDENT GENERAL COUNSEL AND SECRETARY
                          STANDARD MOTOR PRODUCTS, INC.
                              37-18 NORTHERN BLVD.
                           LONG ISLAND CITY, NY 11101
                                 (718) 392-0200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              BRIAN J. CALVEY, ESQ.
                            KELLEY DRYE & WARREN LLP
                               400 ATLANTIC STREET
                               STAMFORD, CT 06901
                                 (203) 324-1400

                            CALCULATION OF FILING FEE

================================================================================
       TRANSACTION                                              AMOUNT OF FILING
      VALUATION(1)                                                   FEE(2)
--------------------------------------------------------------------------------
       $20,000,000                                                   $1,116
================================================================================

(1) For the purpose of calculating the filing fee only, this amount assumes the exchange of $20,000,000 principal amount of the existing 6 3/4% Convertible Subordinated Debentures due 2009 of Standard Motor Products, Inc. for $20,000,000 principal amount of newly issued 15% Convertible Subordinated Debentures due 2011.

(2) The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

         |_|  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
         |_|  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

                                TABLE OF CONTENTS

Item 1. Summary Term Sheet                                                    1

Item 2. Subject Company Information                                           1

Item 3. Identity and Background of Filing Person                              1

Item 4. Terms of the Transaction                                              2

Item 5. Past Contracts, Transactions, Negotiations and Agreements             3

Item 6. Purposes of the Transaction and Plans or Proposals                    3

Item 7. Source and Amount of Funds or Other Consideration                     3

Item 8. Interest in Securities of the Subject Company                         4

Item 9. Persons/Assets, Retained, Employed, Compensated or Used               4

Item 10. Financial Statements                                                 4

Item 11. Additional Information                                               4

Item 12. Exhibits                                                             5

Item 13. Information Required by Schedule 13E-3                               6

SIGNATURE                                                                     7

INDEX TO EXHIBITS                                                             8

 EX-99.A.1.I: OFFER TO EXCHANGE
 EX-99.A.1.II: LETTER OF TRANSMITTAL
 EX-99.A.1.III: LETTER TO BROKER DEALERS
 EX-99.A.1.IV: LETTER TO CLIENTS
 EX-99.A.1.V: NOTICE OF GUARANTEED DELIVERY
 EX-99.A.5: PRESS RELEASE

SCHEDULE I

                             INTRODUCTORY STATEMENT

      This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by Standard Motor Products, Inc., a New York corporation (the "Company"), pursuant to Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "Exchange Offer") $1,000 principal amount of its new 15% Convertible Subordinated Debentures due 2011 (the "New Debentures") for each $1,000 principal amount of its currently outstanding 6 3/4% Convertible Subordinated Debentures due 2009 (the "Old Debentures") validly tendered and accepted, up to a maximum of $20,000,000 principal amount on a pro rata basis.

      The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Company's Offer to Exchange dated March 20, 2009 (as may be amended or supplemented from time to time, the "Offer to Exchange") and the related letter of transmittal (the "Letter of Transmittal"), which are attached as exhibits hereto and are incorporated herein by reference. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and is contingent upon satisfaction or waiver of certain customary conditions. In addition, the Exchange Offer is conditioned upon the consummation of an amendment of the Company's existing credit facility as further described in the Offer to Exchange under the heading "The Exchange Offer--Conditions to the Exchange Offer." No assurance can be given that the Company will be able to consummate the amendment of its existing credit facility on acceptable terms or at all.

ITEM 1.  SUMMARY TERM SHEET.

      The information in the Offer to Exchange under the heading "Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(A) NAME AND ADDRESS. The issuer of the New Debentures and the Old Debentures is Standard Motor Products, Inc., a New York corporation, with its principal executive offices located at 37-18 Northern Blvd., Long Island City, New York 11101; telephone number (718) 392-0200.

(B) SECURITIES. The subject class of securities is the Company's 6 3/4% Convertible Subordinated Debentures due 2009, $44,865,000 in aggregate principal amount of which is outstanding as of March 20, 2009.

(C) TRADING MARKET AND PRICE. The Old Debentures are not listed on any national or regional securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Old Debentures. However, there is no established trading market for the Old Debentures, other than through these limited or sporadic quotations.

      The information in the Offer to Exchange under the heading "Price Range of Common Stock" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(A) NAME AND ADDRESS. The filing person and issuer is Standard Motor Products, Inc., a New York corporation, with its principal executive offices located at 37-18 Northern Blvd., Long Island City, New York 11101; telephone number (718) 392-0200.

      The following table lists the names of all directors and executive officers of the Company, who are persons specified in Instruction C to Schedule TO, as of the date hereof. The business address and telephone number of each of the directors and executive officers listed below is c/o Standard Motor Products, Inc., 37-18 Northern Blvd., Long Island City, New York 11101; telephone number (718) 392-0200.

        NAME                                      POSITION
--------------------      ------------------------------------------------------
Lawrence I. Sills         Chairman of the Board and Chief Executive Officer
William H. Turner         Presiding Independent Director
Robert M. Gerrity         Director
Pamela Forbes Lieberman   Director
Arthur S. Sills           Director
Peter J. Sills            Director
Frederick D. Sturdivant   Director
Richard S. Ward           Director
Roger M. Widmann          Director
John P. Gethin            President and Chief Operating Officer
James J. Burke            Vice President Finance and Chief Financial Officer
Carmine J. Broccole       Vice President General Counsel and Secretary
Dale Burks                Vice President Temperature Control Division
Michael J. Fitzgerald     Vice President Marketing
Robert Kimbro             Vice President Distribution Sales
Ray Nicholas              Vice President Information Technology
Eric Sills                Vice President Engine Management Division
Thomas S. Tesoro          Vice President Human Resources

      The following table lists the name, address and telephone number of each person that may be considered a controlling person of the Company, who is a person specified in Instruction C to Schedule TO, as of the date hereof.

                              ADDRESS AND              PERCENTAGE OF VOTING
NAME                          TELEPHONE NUMBER         SECURITIES OWNED
GAMCO Investors, Inc. and     One Corporate Center     16.15%
affiliated entities (1)(2)    Rye, NY  10580
                              (914) 921-5000

(1) This information is based on a Schedule 13D/A filed with the SEC on January 28, 2009 (the "13D/A") by GAMCO Investors, Inc. and certain of its affiliates ("GAMCO"), which reported sole and shared voting and dispositive power as follows: (a) Gabelli Funds, LLC, sole voting power with respect to 1,030,034 shares and sole dispositive power with respect to 1,030,034 shares; (b) GAMCO Asset Management Inc., sole voting power with respect to 1,771,075 shares and sole dispositive power with respect to 1,796,075 shares; (c) Teton Advisors, Inc., sole voting power with respect to 200,000 shares and sole dispositive power with respect to 200,000 shares; (d) Gabelli Securities, Inc., sole voting power with respect to 2,000 shares and sole dispositive power with respect to 2,000 shares; (e) MJG Associates, Inc., sole voting power with respect to 4,000 shares and sole dispositive power with respect to 4,000 shares; and (f) Mario J. Gabelli, sole voting power with respect to 9,000 shares and sole dispositive power with respect to 9,000 shares. According to the 13D/A, Mario J. Gabelli is deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons. According to the 13D/A, GAMCO Investors, Inc. and GGCP, Inc. are deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons other than Mario Gabelli.

(2) According to the 13D/A, the business address of Mario J. Gabelli is c/o GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580 and his business phone number is (914) 921-5000. For information required by Instruction C to Schedule TO with respect to the executive officers and directors of the entities named in footnote (1) above, reference is made to Schedule I annexed hereto and incorporated by reference. The information set forth on Schedule I is also based on information contained in the 13D/A.

ITEM 4.  TERMS OF THE TRANSACTION.

(A) MATERIAL TERMS. The information in the Offer to Exchange under the headings "Summary," "The Exchange Offer," "Description of the New Debentures," "Description of Capital Stock" and "Certain United States Federal Tax Considerations" is incorporated herein by reference.

(B) PURCHASES. Except as described below, none of the Company's officers, directors or affiliates hold any of the Old Debentures. Therefore, other than as described below, no Old Debentures will be acquired from any officer, director or affiliate of the Company in connection with the Exchange Offer:

      The Company has been advised that GAMCO Investors, Inc. holding $4,414,000 principal amount of the Old Debentures intends to tender approximately $4,414,000 principal amount of the Old Debentures in the Exchange Offer.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(E)   AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.

      Agreements Relating to the Old Debentures

      The Company entered into an Indenture, dated as of July 26, 1999, between the Company and HSBC Bank USA, as trustee (which is filed as an exhibit to this Schedule TO).

      Other Agreements

      Certain of the Company's directors and employees are parties to equity compensation plans relating to the Company's common stock (each of which is filed as an exhibit to this Schedule TO).

      Capital Stock

      The information in the Offer to Exchange under the heading "Description of Capital Stock" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(A) PURPOSES. The information in the Offer to Exchange under the headings "Summary" and "The Exchange Offer" is incorporated herein by reference.

(B) USE OF SECURITIES ACQUIRED. The Company will retire and cancel the Old Debentures acquired in the transaction.

(C)   PLANS. None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(A) SOURCE OF FUNDS. The consideration for each $1,000 principal amount of Old Debentures to be acquired by the Company is the issuance of $1,000 principal amount of New Debentures. The total consideration required to acquire up to $20,000,000 principal amount of the outstanding Old Debentures is New Debentures in the same aggregate principal amount as the aggregate principal amount of Old Debentures tendered, up to an aggregate principal amount of $20,000,000. The Company expects to pay fees and expenses in connection with the Exchange Offer from the Company's working capital.

(B) CONDITIONS. The information in the Offer to Exchange under the heading "The Exchange Offer--Conditions to the Exchange Offer" is incorporated herein by reference.

(D)   BORROWED FUNDS. None.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(A) SECURITIES OWNERSHIP. Except as described below, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities:

                           PRINCIPAL AMOUNT OF OLD     PERCENTAGE OF OUTSTANDING
NAME                       DEBENTURES OWNED            OLD DEBENTURES OWNED
GAMCO Investors, Inc.(1)   $4,414,000                  9.8%

      (1) Old Debentures are owned through Gabelli Funds LLC, One Corporate Center, Rye, New York 10580.

(B)   SECURITIES TRANSACTIONS. None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(A) SOLICITATIONS OR RECOMMENDATIONS. No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

ITEM 10.  FINANCIAL STATEMENTS.

(A) FINANCIAL INFORMATION. The following financial statements and financial information are incorporated herein by reference:

      (1) The audited consolidated financial statements of the Company in Part II, Item 8, and the related financial statement schedule in Part IV, Item 15(a)(2), of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

      (2) The information in the Offer to Exchange under the heading "Ratio of Earnings to Fixed Charges."

      (4) At December 31, 2008, the book value per share of the Company's common stock was approximately $8.81.

      Copies of the financial statements incorporated herein by reference pursuant to clause (1) of this Item 10(a) can be obtained as provided in the Offer to Exchange under the heading "Where You Can Find More Information."

(B) PRO FORMA INFORMATION. Not Applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(A)   AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

      (1) None.

      (2) The Company is required to comply with federal and state securities laws and tender offer rules. The Company is required to qualify the indenture pursuant to which the New Debentures will be issued under the Trust Indenture Act of 1939, as amended.

      (3) Not applicable.

      (4) Not applicable.

      (5) None.

(B)   OTHER MATERIAL INFORMATION. None.

ITEM 12.  EXHIBITS.

(a)(1)(i)*     Offer to Exchange, dated March 20, 2009.

(a)(1)(ii)*    Letter of Transmittal.

(a)(1)(iii)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               other Nominees.

(a)(1)(iv)*    Letter to Clients.

(a)(1)(v)*     Notice of Guaranteed Delivery.

(a)(2)         None.

(a)(3)         None.

(a)(4)         None.

(a)(5)*        Press Release, issued March 20, 2009.

(b)            None.

(c)            None.

(d)(i) Form of Subordinated Debenture Indenture (including form of convertible debenture) (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 2 to its Registration Statement on Form S-3 (Registration No. 333-79177), filed on July 20, 1999).

(d)(ii) Employee Stock Ownership Plan and Trust, dated January 1, 1989 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

(d)(iii) 1996 Independent Outside Directors Stock Option Plan of Standard Motor Products, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

(d)(iv) 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended and restated, (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-59524), filed on April 25, 2001).

(d)(v) Supplemental Compensation Plan effective October 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(vi) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(vii) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(viii) Amendment to the Standard Motor Products, Inc. Supplemental Compensation Plan, effective December 1, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(ix) Retention Bonus and Insurance Agreement, dated December 26, 2006, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(x) Retention Bonus and Insurance Agreement dated December 26, 2006, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xi) Standard Motor Products, Inc. Special Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K filed January 28, 2008).

(d)(xii) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xiii) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xiv) Amended and Restated Supplemental Executive Retirement Plan, dated as of December 15, 2008 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(g)            None.

(h)            None.

*     Filed herewith.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not Applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   STANDARD MOTOR PRODUCTS, INC.

Dated: March 20, 2009              By: /s/ James J. Burke
                                       ------------------
                                       Name: James J. Burke
                                       Title: Vice President Finance and Chief
                                       Financial Officer

                                INDEX TO EXHIBITS

(a)(1)(i)*     Offer to Exchange, dated March 20, 2009.

(a)(1)(ii)*    Letter of Transmittal.

(a)(1)(iii)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               other Nominees.

(a)(1)(iv)*    Letter to Clients.

(a)(1)(v)*     Notice of Guaranteed Delivery.

(a)(2)         None.

(a)(3)         None.

(a)(4)         None.

(a)(5)*        Press Release, issued March 20, 2009.

(b)            None.

(c)            None.

(d)(i) Form of Subordinated Debenture Indenture (including form of convertible debenture) (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 2 to its Registration Statement on Form S-3 (Registration No. 333-79177), filed on July 20, 1999).

(d)(ii) Employee Stock Ownership Plan and Trust, dated January 1, 1989 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

(d)(iii) 1996 Independent Outside Directors Stock Option Plan of Standard Motor Products, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

(d)(iv) 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended and restated, (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-59524), filed on April 25, 2001).

(d)(v) Supplemental Compensation Plan effective October 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(vi) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(vii) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(viii) Amendment to the Standard Motor Products, Inc. Supplemental Compensation Plan, effective December 1, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(ix) Retention Bonus and Insurance Agreement, dated December 26, 2006, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(x) Retention Bonus and Insurance Agreement dated December 26, 2006, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xi) Standard Motor Products, Inc. Special Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K filed January 28, 2008).

(d)(xii) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xiii) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xiv) Amended and Restated Supplemental Executive Retirement Plan, dated as of December 15, 2008 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(g)            None.

(h)            None.

*     Filed herewith.

                                   SCHEDULE I

    INFORMATION WITH RESPECT TO THE EXECUTIVE OFFICERS AND DIRECTORS OF GAMCO

The following sets forth the name, business address and business phone number of each of the executive officers and directors of GAMCO. This information is based on a Schedule 13D/A filed with the SEC on January 28, 2009 by GAMCO. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580.

GGCP, INC.
Directors:                      Business Address:
-----------------------------   ------------------------------------------------
Vincent J. Amabile

Mario J. Gabelli

Marc J. Gabelli

Matthew R. Gabelli

Charles C. Baum                 Secretary & Treasurer
                                United Holdings Co., Inc.
                                2545 Wilkens Avenue
                                Baltimore, MD21223

Douglas R. Jamieson

Joseph R. Rindler, Jr.

Fredric V. Salerno

Vincent Capurso

Vincent S. Tese

Michael Gabelli


Executive Officers:
-----------------------------
Mario J. Gabelli (Chief
Executive Officer and Chief
Investment Officer)

Michael G. Chieco (Chief
Financial Officer, Secretary)

GAMCO INVESTORS, INC.
Directors:                      Business Address:
-----------------------------   ------------------------------------------------
Edwin L. Artzt                  Former Chairman and Chief Executive Officer
                                Procter & Gamble Company
                                900 Adams Crossing
                                Cincinnati, OH 45202

Raymond C. Avansino             Chairman & Chief Executive Officer
                                E.L. Wiegand Foundation
                                Reno, NV 89501

Richard L. Bready               Chairman and Chief Executive Officer
                                Nortek, Inc.
                                50 Kennedy Plaza
                                Providence, RI 02903

Mario J. Gabelli

John D. Gabelli

Eugene R. McGrath

Robert S. Prather               President & Chief Operating Officer
                                Gray Television, Inc.
                                4370 Peachtree Road, NE
                                Atlanta, GA 30319

Executive Officers:
-----------------------------
Mario J. Gabelli (Chairman
and Chief Executive Officer)

Douglas R. Jamieson (President
and Chief Operating Officer)

Henry G. Van der Eb (Senior
Vice President)

Bruce N. Alpert (Senior Vice
President)

Jeffrey M. Farber (Executive
Vice President and Chief
Financial Officer)

GAMCO ASSET MANAGEMENT INC.
Directors:                      Business Address:
-----------------------------   ------------------------------------------------
Douglas R. Jamieson

Regina M. Pitaro

William S. Selby

Executive Officers:
-----------------------------
Mario J. Gabelli (Chief
Investment Officer - Value
Portfolios)

Douglas R. Jamieson (President)

Jeffrey M. Farber (Chief
Financial Officer)


GABELLI FUNDS, LLC
Officers:                       Business Address:
-----------------------------   ------------------------------------------------
Mario J. Gabelli (Chief
Investment Officer - Value
Portfolios)

Bruce N. Alpert (Executive
Vice President and Chief
Operating Officer)
Agnes Mullady (Vice President
and President Closed-End Fund
Division)


TETON ADVISORS, INC.
Directors:                      Business Address:
-----------------------------   ------------------------------------------------
Bruce N. Alpert

Douglas R. Jamieson

Nicholas F. Galluccio

Alfred W. Fiore

Edward T. Tokar                 Beacon Trust
                                Senior Managing Director
                                333 Main Street
                                Madison, NJ 07940

Executive Officers:
-----------------------------
Bruce N. Alpert (Chairman)

Nicholas F. Galluccio (Chief
Executive Officer and
President)

Jeffrey M. Farber (Chief
Financial Officer)

GABELLI SECURITIES, INC.
Directors:                      Business Address:
-----------------------------   ------------------------------------------------
Robert W. Blake                 President of W. R. Blake & Sons, Inc.
                                196-20 Northern Boulevard
                                Flushing, NY11358

Douglas G. DeVivo               General Partner of ALCE Partners, L.P.
                                One First Street, Suite 16
                                Los Altos, CA94022

Douglas R. Jamieson

Executive Officers:
-----------------------------
Douglas R. Jamieson (President)

Kieran Caterina (Chief
Financial Officer)